5215 W. Laurel Street Tampa, FL 33607 Tele: (813)876-1776 Fax: (813) 870-1921

                             September 27, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Effie Simpson

Re:	Odyssey Marine Exploration, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2017 (the “Form 10-K”) Filed March 26, 2018 SEC File No.: 001-31895

Dear Ms. Simpson:

The purpose of this letter is to respond to the Staff’s comment letter of September 26, 2018 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page 32

1.

Please have your auditors revise their audit report to comply with PCAOB AS 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion. Refer to SEC Release 34-81916.

Our auditors have revised their audit report to comply with PCAOB AS 3101. The Company will file a Form 10-K/A that includes the revised audit report.

*******

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

Page -2-

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 314-2683 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Jay A. Nudi
Jay A. Nudi Chief Financial Officer